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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
- --------------------------------------------------------------------------------
                               (Amendment No. 18)*

                         Intek Diversified Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  458134 10 3
                                 --------------
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                          Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                 (310) 366-7335
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

- --------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

- ---------------------------------------------                                           --------------------------------------------
CUSIP NO. 458134 10 3                                            13D                                             PAGE 2 OF 5 PAGES
          -----------
- ------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Simmonds Capital Limited

- ------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                            (b) |_|

- ------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC; OO

- ------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                                        |_|

- ------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada

- ------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           2,410,850
         NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
        PERSON WITH

                             -------------------------------------------------------------------------------------------------------
                                   8       SHARED VOTING POWER

                                               --

                             -------------------------------------------------------------------------------------------------------
                                   9       SOLE DISPOSITIVE POWER

                                           2,410,850

                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                               --

- ------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,410,850

- ------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              |_|

- ------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.67%

- ------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              CO
- ------------------------------------------------------------------------------------------------------------------------------------

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), on April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), and on June 27, 1996 ("Amendment No. 17") on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         The first sentence of Item 3 of the Schedule 13D is amended by deleting such sentence in its entirety, and inserting in its stead the following:

               SCL acquired 3,710,850 shares of Common Stock and options to purchase an additional 1,800,000 shares of Common Stock, as described below. After the exercise of a portion of the options to purchase 1,000,000 shares of Common Stock as described in subparagraph (g) of this Item 3 of this Schedule 13D, and the disposition of 2,100,000 shares of Common Stock as described in
               Item 5 subparagraphs (c), (h), (i), (j), (k), (m), (n), (o), (q)
               and (r) of this Schedule 13D, SCL is the beneficial owner of 2,410,850 shares of Common Stock (inclusive of 800,000 unexercised options). SCL acquired shares of Common Stock as follows:

         Subparagraph (g) of Item 3 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

               On April 8, 1996, April 29, 1996, May 24, 1996, and July 2, 1996
               SCL exercised an additional 50,000, 150,000, 200,000 and 400,000, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         Item 4 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

               On April 8, 1996, April 29, 1996, May 24, 1996 and July 2, 1996
               SCL exercised an additional 50,000, 150,000, 200,000 and 400,000, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Subparagraph (l) of Item 5 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

               On April 8, 1996, April 29, 1996, May 24, 1996 and July 2, 1996
               SCL exercised an additional 50,000, 150,000, 200,000 and 400,000, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.

         Item 5 of the Schedule 13D is further amended by inserting at the end thereof the following new subparagraphs (q) and (r):

          (q) On June 20, 1996, Murray Sinclair exercised the remaining options granted to him by SCL to acquire 200,000 shares of Common Stock, thereby reducing SCL's total beneficial holdings to 2,810,850 shares of Common Stock (25.27% of the total outstanding shares of Common Stock), subject to various contracts and arrangements.

          (r) On June 26, 1996, CHOI & CHOI HK Limited exercised the remaining options granted by SCL to Murray Sinclair and subsequently assigned to CHOI & CHOI HK Limited to acquire 400,000 shares of


                                Page 3 of 5 Pages


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               Common Stock, thereby reducing SCL's total beneficial holdings to 2,410,850 shares of Common Stock (21.67% of the total outstanding shares of Common Stock), subject to various contracts and arrangements.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

         The fourth paragraph of Item 6 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

               On March 1, 1996, April 8, 1996, April 29, 1996, May 24, 1996 and
               July 2, 1996 SCL exercised its rights under the foregoing described options to acquire 200,000, 50,000, 150,000, 200,000 and 400,000, respectively, shares of Common Stock from Roamer One Holdings.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]
                       [SIGNATURES COMMENCE ON NEXT PAGE.]


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                         SIMMONDS CAPITAL LIMITED


                         July 10, 1996
                         -------------------------------------------------------
                                                 (Date)

                         /s/David C. O'Kell
                         -------------------------------------------------------
                                               (Signature)


                         David C. O'Kell, Executive Vice President and Secretary
                         -------------------------------------------------------
                                               (Name/Title)


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